Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this report, as used herein, and unless the context suggests otherwise, the terms “Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “RMB” are to the legal currency of China. References to “SGD” are to the Singapore dollar, the legal currency of Singapore.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 filed with the Securities and Exchange Commission on February 18, 2022 (the “2021 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in the 2021 Form 20-F under “Item 3. Key Information—D. Risk Factors” or in other parts of the 2021 Form 20-F.

Overview

Through our operating subsidiaries, we are one of the leading automation solutions providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of products, solutions and services for the customers in the industries relating to power, chemical, petro-chemical, food and beverage, pharmaceutical, high speed rail, subway and highway, etc.

The main channel through which we obtain our automation system business is the procurement bidding process. Customers propose their requirements and specifications via legally binding bid documents. Companies interested in obtaining the contract can respond with an appropriate bid.

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. In the six months ended December 31, 2021, we derive the majority of our total consolidated revenues from the integrated solutions contracts that we have won through a competitive bidding process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose, which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications.

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the six months ended December 31, 2020 and 2021 and the backlog at the dates indicated:

	Six months ended December 31,
	2020	2021
Number of new contracts won during the period	4,270	5,232
Total amount of new contracts (million)	$340.7	$471.3
Average price per contract	$79,780	$90,087

	Six months ended December 31,
	2020	2021
Backlog Situation:
Contracts newly entered and unfinished (million)	$170.1	$283.2
Contracts entered in prior periods and unfinished (million)	$431.2	$488.9
Total amount of backlog (million) as of the end of period	$601.3	$772.1

Key Factors Affecting Our Growth, Operating Results and Financial Condition

The following sets forth key factors that affect our future growth, operating results and financial condition.

•

The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•

The ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The ability to secure a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital for us to secure contracts with new customers on a regular basis.

•

The ability to secure adequate engineering resources and relatively low cost engineering staff, which can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•

Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•

The ability to secure and protect our intellectual property rights as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•

The success in penetrating into the railway, conventional and nuclear power market sectors, which can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•

The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•

The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•

The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•

The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries, which will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•

The exchange rate fluctuation of RMB and SGD against US dollars, which will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

•

The impact of COVID-19 pandemic. Following the outbreak of COVID-19, our business was adversely affected since the beginning of 2020. Despite the fact that we have seen a gradual recovery of our overall business resulting from improving health statistics in China since March 2020, certain cities in China and several countries and regions overseas are still being impacted by resurgences of the disease. We anticipate the pandemic will continue to have an adverse effect on our overseas business, especially in Southeast Asia and South Asia. The future development will still depend on the duration and severity of COVID-19. We are closely monitoring the pandemic and its impact on us.

A.	Operating Results

The following are some financial highlights for the six months ended December 31, 2021:

•

Total assets increased by $168.7 million, from $1,594.3 million as of June 30, 2021, to $1,763.0 million as of December 31, 2021. The increase was mainly due to an increase of $51.2 million in cash and cash equivalents, an increase of $28.9 million in accounts receivable, and an increase of $25.8 million in cost and estimated earnings in excess of billings, which were partially offset by a decrease of $14.0 million in short-term investments, and a decrease of $13.3 million in investments in equity investees.

•	Cash and cash equivalents increased by $51.2 million, from $664.3 million as of June 30, 2021, to $715.5 million as of December 31, 2021.

•	Accounts receivable as of December 31, 2021 were $359.8 million, an increase of approximately $28.9 million, or 8.7%, compared to $330.9 million as of June 30, 2021.

•

Cost and estimated earnings in excess of billings as of December 31, 2021 were $222.5 million, compared to 196.7 million as of June 30, 2021, representing an increase of $25.8 million, or 13.1%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Inventory increased by $19.8 million, from $47.9 million as of June 30, 2021, to $67.7 million as of December 31, 2021.

•	Property, plant and equipment increased by $15.3 million, from $94.0 million as of June 30, 2021, to $109.3 million as of December 31, 2021.

•	Investments in equity investees decreased by $13.3 million, from $60.2 million as of June 30, 2021, to $46.9 million as of December 31, 2021.

•	Deferred tax assets were $13.6 million as of December 31, 2021, compared to $12.5 million as of June 30, 2021.

•	Total liabilities increased by $101.2 million, or 22.4%, from $452.3 million as of June 30, 2021, to $553.5 million as of December 31, 2021.

•	Accounts payable increased by $40.5 million, or 28.9%, from $140.2 million as of June 30, 2021, to $180.7 million as of December 31, 2021.

•	Deferred revenue increased by $23.7 million, or 12.8%, from $184.5 million as of June 30, 2021, to $208.2 million as of December 31, 2021.

Comparison of Six Months Ended December 31, 2021 and 2020

Revenues: For the six months ended December 31, 2021, total revenues amounted to $369.6 million, an increase of $44.8 million from $324.8 million for the same period in the prior year, representing an increase of 13.8%.

For the six months ended December 31, 2021, integrated solutions contract revenue accounted for $291.1 million, an increase of $42.9 million, or 17.3%, compared to $248.2 million for the same period in the prior year. The increase in integrated solutions contract revenues was mainly due to an increase of $38.8 million, or 25.8%, in industrial automation projects and an increase of $6.1 million, or 10.6%, in rail transportation. The revenue increase was offset by a decrease of $2.0 million or 5.1% in mechanical and electrical solutions business.

For the six months ended December 31, 2021, $19.5 million of total revenues was generated from product sales, an increase of $4.5 million, or 30.0%, compared to $15.0 million in product sales revenue for the same period in the prior year. Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

For the six months ended December 31, 2021, $59.1 million of total revenues was generated from service rendered, a decrease of $2.5 million, or 4.1%, compared to $61.6 million for the same period in the prior year.

The following table sets forth the Company’s revenues by segment for the periods indicated.

(In USD millions, except for percentage)

	Six months ended December 31,
	2020		2021
	$	% of Total revenues	$	% of Total revenues
Industrial Automation	174.8	53.8	216.3	58.5
Rail Transportation	110.0	33.9	115.3	31.2
Mechanical and Electrical Solution	40.0	12.3	38.0	10.3

Total	324.8	100.0	369.6	100.0

Order backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of December 31, 2021 amounted to $772.1 million, representing an increase of $170.8 million, or 28.4%, compared to $601.3 million as of December 31, 2020.

Of the total order backlog as of December 31, 2021, $283.2 million was associated with new contracts signed in the six months ended December 31, 2021 and $488.9 million was associated with contracts carried forward from prior periods. In comparison, of the total order backlog as of December 31, 2020, $170.1 million was associated with new contracts signed in the six months ended December 31, 2020, and $431.2 million was associated with contracts carried forward from prior periods.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components, including cost of integrated contracts, cost of products sold and cost of service rendered. For the six months ended December 31, 2021, the total cost of revenues amounted to $239.3 million, an increase of $31.7 million, or 15.3%, compared to $207.6 million for the same period in the prior year. The increase was due to a $32.3 million, or 17.8%, increase in the cost of integrated contracts, and an increase of $2.0 million, or 69.0%, in the cost of products, which was partially offset by a decrease of $2.6 million, or 11.3%, in the cost of services rendered.

The cost of integrated contracts consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, and technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. The cost components of integrated contracts were determined and varied according to requirements of different customers. The following table sets forth a breakdown of cost of integrated contracts, in absolute amount and as a percentage of total integrated solutions contract revenue, for the periods indicated.

(In USD millions, except for percentage)

	Six months ended December 31,
	2020		2021
	$	% of Total integrated solutions contract revenue	$	% of Total integrated solutions contract revenue
Cost of equipment and materials	112.9	45.5	130.8	44.9
Labor costs	30.3	12.2	28.5	9.8
Other manufacturing expenses	38.5	15.5	54.7	18.8

Total	181.7	73.2	214.0	73.5

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from third party vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the six months ended December 31, 2021 was $2.9 million, an increase of $2.0 million, compared to $4.9 million for the same period in the prior year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for the six months ended December 31, 2021 was $20.4 million, a decrease of $2.6 million, compared to $23.0 million for the same period in the prior year.

Gross margin: For the six months ended December 31, 2021, as a percentage of total revenues, the overall gross margin was 35.3%, compared to 36.1% for the same period in the prior year. The gross margin for integrated contracts was 26.5% for the six months ended December 31, 2021, compared to 26.8% for the same period in the prior year. The decrease in gross margin for integrated contracts was mainly due to our different sales mix during the six months ended December 31, 2021. The gross margin for products sold was 74.9% for the six months ended December 31, 2021, compared to 80.4% for the same period in the prior year. The gross margin for services provided was 65.5% for the six months ended December 31, 2021, compared to 62.7% for the same period in the prior year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $23.0 million for the six months ended December 31, 2021, an increase of $4.6 million, or 25.0%, compared to $18.4 million for the same period in the prior year, as we significantly scaled our sales. As a percentage of total revenues, selling expenses accounted for 5.7% and 6.2% for the six months ended December 31, 2020 and 2021, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to $43.0 million for the six months ended December 31, 2021, representing an increase of $18.2 million, or 73.4%, compared to $24.8 million for the same period in the prior year. The increase was primarily due to a $6.5 million year-over-year increase in allowance for credit losses and our increased investments in strategic planning, internal management, compliance and corporate governance to improve our core competitiveness. In addition, we also spent legal and third-party consulting fees in connection with the evaluation of unsolicited non-binding buyout proposals. Allowance for credit losses amounted to $8.0 million for the six months ended December 31, 2021, compared to $1.5 million in the same period last year, of which one customer had a credit loss of $4.7 million. As a percentage of total revenues, general and administrative expenses were 7.6% and 11.6% for the six months ended December 31, 2020 and 2021, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the six months ended December 31, 2020, research and development expenses were $36.7 million, representing an increase of $8.1 million, or 28.3%, compared to $28.6 million for the same period in the prior year. The increase was primarily due to our increased investments in research and development activities, including the upgrading of mainstream products and new products developed to meet the needs of the digital infrastructure market, such as the new-generation DCS Macs V7, smart factory and smart city rail. For the six months ended December 31, 2021, labor costs accounted for 64.6% of total research and development expenses. As a percentage of total revenues, research and development expenses were 8.8% and 9.9% for the six months ended December 31, 2020 and 2021, respectively.

VAT refunds and government subsidies: PRC tax administration provides refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds that have no further conditions to be met are recognized in the statements of comprehensive income when cash or approval from the tax administration is received. For the six months ended December 31, 2021, VAT refunds were $5.8 million, representing a decrease of $0.4 million, or 6.5%, compared to $6.2 million for the same period in the prior year. As a percentage of total revenues, VAT refunds were 1.9% and 1.6% for the six months ended December 31, 2020 and 2021, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government increased by $2.3 million, or 85.2%, to $5.0 million for the six months ended December 31, 2021 from $2.7 million for the same period in the prior year.

Income from operations: Income from operations decreased by $15.8 million to $38.4 million for the six months ended December 31, 2021 from $54.2 million for the same period in the prior year.

Other income, net: For the six months ended December 31, 2021, the other income, net decreased by $1.8 million from $2.8 million for the same period in the prior year, to $1.0 million for the current period.

Gains on disposal of an investment in an equity investee: We had $8.0 million gains on disposal of an investment in an equity investee for the six months ended December 31, 2021, which were in relation to our disposal of Hunan LingXiang Maglev Technology Co., Ltd. in October 2021.

Share of net income of equity investees: Our share of net income of equity investees decreased to $1.0 million for the six months ended December from $4.7 million for the same period in the prior year, as a result of our share of decreased net income from our equity investees China Techenergy Co., Ltd and Hunan LingXiang Maglev Technology Co., Ltd.

Interest income: For the six months ended December 31, 2021, interest income decreased by $0.5 million or 7.5% from $6.7 million for the same period in the prior year, to $6.2 million for the current period. As a percentage of total revenue, interest income was 2.1% and 1.7% for the six months ended December 31, 2020 and 2021, respectively. The interest income was mainly earned from short-term investments and cash and cash equivalents.

Interest expenses: For the six months ended December 31, 2021, interest expenses increased by $0.1 million, or 33.3% from $0.3 million for the same period in the prior year to $0.4 million for the current period. As a percentage of total revenue, interest expenses were 0.1% for the six months ended December 31, 2020 and 2021, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Income tax expenses: For the six months ended December 31, 2021 and 2020, our income tax expenses were $8.7 million and $10.7 million, and the effective tax rate were and 16.5% and 17.1%, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income and earnings per share attributable to Hollysys: For the six months ended December 31, 2021, net income attributable to Hollysys amounted to $44.3 million, representing a decrease of $7.6 million, compared to $51.9 million for the same period in the prior year. The basic and diluted earnings per share were $0.73 and $0.72 for the six months ended December 31, 2021, representing a decrease of $0.13 and $0.14, respectively, compared to $0.86 and $0.86 for the same period in the prior year. The decrease was primarily due to the lower net income attributable to Hollysys compared to same period in the prior year.

B.	Liquidity and Capital Resources

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flows and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operations in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance timing differences in our cash flows.

We estimate our liquidity needs for investing and financing activities for the fiscal year 2022 will be approximately $68.3 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third-party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For the fiscal year 2022, our capital expenditures are expected to be $49.2 million, mainly related to purchase of the property, plant and equipment for our manufacturing and operations.

Cash Flow and Working Capital

As of December 31, 2021, we had total assets of $1,763.0 million, of which cash and cash equivalents amounted to $715.5 million, short-term investments amounted to $34.8 million, accounts receivable amounted to $359.8 million and inventories amounted to $67.7 million. As of December 31, 2021, our working capital was $993.2 million, equity amounted to $1,209.5 million and our current ratio was 2.9.

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for periods indicated.

	Six months ended December 31,
(In USD thousands)	2020	2021
Net cash provided by operating activities	$55,007	$51,139
Net cash provided by investing activities	$2,985	$3,891
Net cash used in financing activities	$(12,240)	$(126)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$22,777	$9,099
Net increase in cash, cash equivalents and restricted cash	$68,529	$64,003
Cash, cash equivalents and restricted cash, beginning of period	$319,097	$695,547
Cash, cash equivalents and restricted cash, end of period	$387,626	$759,550

Operating activities

For the six months ended December 31, 2021, net cash provided by operating activities was $51.1 million. The net cash inflow of operating activities in the six months ended December 31, 2021 primarily consisted of net income of $44.0 million and $0.2 million provided by working capital. Changes in working capital were primarily attributable to an increase in accounts payable of $29.4 million, an increase in deferred revenue of $11.1 million, an increase in inventories of $15.6 million, an increase in account payable of $13.4 million, an increase in other tax payables of $10.4 million, an increase in due to related parties of $6.9 million, and an increase in due from related parties of $6.1 million, partially offset by a decrease in accounts receivable of $24.8 million, a decrease in costs and estimated earnings in excess of billings of $21.8 million, a decrease in inventories of $12.6 million, and a decrease in advances to suppliers of $8.0 million.

Investing activities

For the six months ended December 31, 2021, net cash provided by investing activities was $3.9 million. The net cash provided by investing activities in the six months ended December 31, 2021, which was primarily attributable to a cash outflow of $26.3 million for purchases of short-term investments, a cash outflow of $11.1 million in purchases of property, plant and equipment, a cash outflow of $8.7 million in acquisition of a subsidiary, partially offset by a cash inflow of $40.4 million from maturity of short-term investments and a cash inflow of $9.5 million from proceeds from disposal of investments in equity investee.

Financing activities

For the six months ended December 31, 2021, net cash used in financing activities was $0.1 million, which was primarily attributable to the proceeds from long-term bank loans of $228 thousand, partially offset by the repayments of long-term bank loans of $365 thousand.

Off-Balance Sheet Arrangements

We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including short- and long-term loans and operating leases and capital and operational commitments as of December 31, 2021.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	15,951	15,383	365	105	98
-Interest	237	180	27	10	20
Operating Lease Obligations(1)	6,696	4,618	2,078	—	—
Purchase Obligations(2)	333,784	280,895	33,056	13,222	6,611
Capital Obligations(3)	61,216	29,024	30,259	1,933	—
Standby Letters of Credit(4)	703	703	—	—	—
Performance Guarantees(5)	59,429	32,086	26,159	1,184	—

Total	478,016	362,889	91,944	16,454	6,729

Notes:

(1)	Operating lease obligations represent the future minimum payments under non-cancelable operating leases.
(2)

As of December 31, 2021, we had approximately $333.8 million in purchase obligations for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	As of December 31, 2021, we had approximately $280.9 million in capital obligations for the coming 12 months, mainly associated with our information system construction.
(4)

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank and is not available until the payment has been settled or the letter of credit has expired. As of December 31, 2021, we had approximately $0.7 million in standby letters of credit obligations.

(5)

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee expires. As of December 31, 2021, we had approximately $59.4 million performance guarantees obligation, with $5.8 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other short- and long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of December 31, 2021.